As filed with the Securities and Exchange Commission on February 22, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-T/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

WHITEHALL JEWELLERS, INC.

(Name of Subject Company (issuer))

PRENTICE CAPITAL MANAGEMENT, LP
HOLTZMAN OPPORTUNITY FUND, L.P.
PWJ FUNDING LLC
PWJ LENDING LLC
HOLTZMAN FINANCIAL ADVISORS, LLC
SH INDEPENDENCE, LLC
MICHAEL ZIMMERMAN
SEYMOUR HOLTZMAN
JONATHAN DUSKIN
WJ HOLDING CORP.
WJ ACQUISITION CORP.

(Name of Filing Person (offeror))

Common Stock, Par Value $0.001 Per Share	965063100
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jonathan Duskin
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Telephone: (212) 756-8040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc Weingarten, Esq.	Seymour Holtzman
Robert Goldstein, Esq.	c/o Jewelcor Companies
Schulte Roth & Zabel LLP	100 N. Wilkes Barre Blvd. 4th Floor
919 Third Avenue	Wilkes Barre, PA 18702
New York, NY 10022	Telephone: (570) 822-6277
Telephone: (212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$23,602,401	$2,525.46

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. (the Shares") at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares that are currently outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,198.90.	Filing party: Prentice Capital Management, LP.
Form or Registration No.: Schedule TO.	Date Filed: February 8, 2006.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Third-party tender offer subject to Rule 14d--1.

    Issuer tender offer subject to Rule 13e-4.

Going-private transaction subject to Rule 13e-3.

Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    .

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "Commission") on February 8, 2006 by WJ Acquisition Corp., a Delaware corporation (the "Purchaser"), WJ Holding Corp., a Delaware corporation ("Holdco"), Prentice Capital Management, LP, a Delaware limited partnership ("Prentice"), Holtzman Opportunity Fund, L.P., a Nevada limited partnership ("Holtzman," and together with Prentice, the "Investors"), PWJ Funding LLC ("PWJ Funding"), PWJ Lending LLC ("PWJ Lending"), Michael Zimmerman and Seymour Holtzman. We refer to the Purchaser, Holdco, Prentice, PWJ Funding LLC, PWJ Lending LLC, Jonathan Duskin and Michael Zimmerman, each an affiliate of Prentice, Holtzman, Seymour Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC, each an affiliate of Holtzman, the Purchaser and Holdco as the "Purchaser Group." This Amendment No. 1 relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights, (the "Shares") of Whitehall Jewellers, Inc., a Delaware corporation ("Whitehall," or the "Company"), other than the Shares beneficially owned by the Purchaser Group immediately prior to the commencement of the Offer at a purchase price of $1.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1-6, 8, 11 and 13.

Item 1, "Summary Term Sheet," Item 2 "Subject Company Information," Item 3 "Identity and Background of the Filing Person," Item 4 "Terms of the Transaction," Item 5 "Past Contacts, Transactions, Negotiations and Agreements," Item 6 "Purposes of This Transaction and Plan and Proposals," Item 8 "Interest in Securities of the Company," Item 11 "Additional Information" and Item 13 "Information Required by Schedule 13E-3" of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

1.	Item 3(a) "Identity and Background of the Filing Person" of the Schedule TO is hereby amended and restated in its entirety as follows:

"This Schedule TO is filed by the Purchaser, Holdco, PWJ Funding, PWJ Lending, Prentice, Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC, Michael Zimmerman, Jonathan Duskin and Seymour Holtzman. The information set forth in Section 9 of the Offer to Purchase entitled "Special Factors" ("Certain Information Concerning the Purchaser Group") and Schedule I to the Offer to Purchase is incorporated herein by reference."

2.	The first sentence of Item 12(d) "The Solicitation or Recommendation" of Item 13 "Information Required by Schedule 13E-3" of the Schedule TO is hereby deleted and replaced in its entirety as follows:

"Based on the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on February 10, 2006, to the knowledge of the Company each of its directors and executive officers intends to tender Shares held of record or beneficially by such person pursuant to the Offer, which represents in the aggregate 987,531 Shares, or approximately 5.89% of the aggregate outstanding voting power of the Company."

3.	The second sentence of the second paragraph of the cover page to the Offer to Purchase is hereby amended and restated in its entirety as follows:

"The Investors, together with their affiliates, are the largest stockholders of Whitehall, owning, in the aggregate, 4,283,795 Shares, representing beneficial ownership (or deemed beneficial ownership) of approximately 25.55% of the Shares currently outstanding and an equal percentage of aggregate voting power in the Company."

4.	The second sentence in the section of the Summary Term Sheet to the Offer to Purchase entitled "Parties to the Tender Offer" is hereby amended and restated in its entirety as follows:

"We refer to the Purchaser, Holdco, Prentice, PWJ Funding LLC, PWJ Lending LLC, Michael Zimmerman, Jonathan Duskin, each an affiliate of Prentice, Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC and Seymour Holtzman, each an affiliate of Holtzman, Holdco and the Purchaser, collectively as the "Purchaser Group." "

5.	The fourth sentence in the section of the Summary Term Sheet to the Offer to Purchase entitled "Parties to the Tender Offer" is hereby amended and supplemented to add the phrase "voting power and" before the word "outstanding."

6.	The first sentence of the section of the Summary Term Sheet to the Offer to Purchase entitled "Position of the Purchaser Group" is hereby amended by deleting the word "financially."

7.	The second sentence of each of the Summary Term Sheet entitled "Certain Effects of the Tender Offer" and the third bullet under the question entitled "If the Merger is completed, will Whitehall continue as a public company?" of "Questions and Answers" to the Offer to Purchase is hereby deleted in its entirety and replaced with the following statement:

"The Purchaser Group does not have any current intention to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended, until completion of the Merger."

8.	The second paragraph of the section of the Summary Term Sheet entitled "Merger Following Expiration of the Tender Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"In accordance with the Merger Agreement, at the effective time of the Merger, each share of Common Stock outstanding will be cancelled in exchange for the right to receive $1.60 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends thereon, less any applicable withholding of taxes, and each Class B Share outstanding will be cancelled in exchange for the right to receive the product of (x) 35.42083833 (the vote and economic value per Class B Share relative to one Share as set forth in the Company's Certificate of Incorporation) and (y) $1.60 in cash (or any higher price per share that is paid in the tender offer). See Section 11 of "Special Factors," "The Merger Agreement." "

9.	The section of the Summary Term Sheet entitled "Conditions to Tender Offer" and the question entitled "What are the most significant conditions to the tender offer?" under "Questions and Answers of the Offer to Purchase are hereby amended and supplemented to include the following information following the last bullet point paragraph therein as follows:

"In order to satisfy the minimum condition 4,117,095 Shares (exclusive of Shares beneficially owned by the Purchaser Group) must be tendered and not validly withdrawn prior to the expiration of the tender offer. As of February 21, 2006, 698,027 Shares have been tendered and not validly withdrawn."

10.	The question entitled "Who is offering to buy my securities?" under "Questions and Answers" in the Offer to Purchase is hereby amended and restated in its entirety as follows:

"Who is offering to buy my securities?

The Purchaser is a Delaware corporation and a wholly owned subsidiary of Holdco. Each of the Purchaser and Holdco is an affiliate of Prentice and Holtzman, and was formed for the sole purpose of making this tender offer and has carried on no other activities other than in connection with the tender offer. We refer to the Purchaser, Prentice and Prentice's affiliates

Holdco, PWJ Funding LLC, PWJ Lending LLC, Jonathan Duskin and Michael Zimmerman, Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC and Seymour Holtzman, each an affiliate of Holtzman, Purchaser and Holdco, collectively as the "Purchaser Group" and we refer to Prentice and Holtzman as the "Investors." As of the date of this Offer to Purchase certain affiliates of the Purchaser Group own, in the aggregate, 4,283,795 shares of Common Stock, representing approximately 25.55% of the outstanding voting power and equity securities of Whitehall. See the "Introduction" to this Offer to Purchase and Section 9 of "Special Factors." "

11.	The first sentence of the question entitled "Will Whitehall's directors and executive officers tender their Shares in the tender offer?" under "Questions and Answers" to the Offer to Purchase is hereby deleted and replaced with the following information:

"Based on the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on February 10, 2006, to the knowledge of the Company each of its directors and executive officers currently intends to tender Shares held of record or beneficially by such person pursuant to the tender offer, which represents in the aggregate 987,531 Shares, or approximately 5.89% of the aggregate voting power of the Company."

12.	The first paragraph in the section of the Offer to Purchaser entitled "Introduction" is hereby amended and restated in its entirety as follows:

"WJ Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of WJ Holding Corp., a Delaware corporation ("Holdco"), each an affiliate of Prentice Capital Management, LP ("Prentice") and Holtzman Opportunity Fund, L.P. ("Holtzman," together with Prentice, the "Investors" and collectively with the Purchaser, Holdco, Prentice and its affiliates PWJ Funding LLC ("PWJ Funding"), PWJ Lending LLC ("PWJ Lending"), Jonathan Duskin and Michael Zimmerman, Holtzman, Holtzman Financial Advisors, LLC, SH Independence, LLC and Seymour Holtzman, each an affiliate of Holtzman, the Purchaser and Holdco, the "Purchaser Group") hereby offer to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the "Common Stock"), of Whitehall Jeweller's, Inc. ("Whitehall" or the "Company"), a Delaware corporation (the shares of Common Stock are referred to as the "Shares"), other than Common Stock beneficially owned by the Investors prior to the commencement of the Offer (as defined below), at a price of $1.60 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer")."

13.	The second paragraph in the section of the Offer to Purchaser entitled "Introduction" is hereby amended and restated in its entirety as follows:

"The Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 1, 2006 (the "Merger Agreement") by and among Whitehall, Prentice, Holtzman, Holdco and the Purchaser. The Merger Agreement provides that the Purchaser will be merged with and into Whitehall (the "Merger") with Whitehall continuing as the surviving corporation (the "Surviving Corporation"). Each share of common stock of the Purchaser outstanding immediately prior to the Effective Time (as defined below) will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Whitehall or the Purchaser Group, all of which will be canceled and Shares held by stockholders who have perfected their appraisal rights) will be converted into the right to receive $1.60 or any greater per Share price paid in the Offer in cash, without interest and each share of Class B Common Stock, par value $1.00 per share of the Company ("Class B Shares") will be converted into the right to receive the product of (x) 35.42083833 (the vote and economic value per Class B Share relative to one Share as set forth in the Company's Certificate of Incorporation) and (y) $1.60 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11 "Special Factors," "The Merger Agreement" which also contains a discussion of the treatment of stock options."

14.	The last sentence in the first paragraph under Section 1 "Special Factors (Background of the Offer; Past Contacts and Negotiation with Whitehall") is hereby deleted in its entirety and replaced with the following sentence:

"Although the Purchaser Group does not have any knowledge that would indicate that any of the statements contained herein based on such information was untrue, the Purchaser Group has not independently verified the accuracy or completeness of such information, or can verify any failure by Whitehall or Newcastle, as the case may be, to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser Group."

15.	The Section 1 "Special Factors (Background of the Offer; Past Contacts and Negotiation with Whitehall") is hereby amended and supplemented by adding the following information after the 74th paragraph:

"During the week of September 12, 2005, Jonathan Duskin contacted Seymour Holtzman inquiring as to whether Holtzman would be interested in participating in the Financing Transaction in light of Mr. Holtzman's expertise in the retail jewelry industry. Mr. Holtzman indicated that he was interested and agreed to participate. On or about October 2, 2005, Prentice advised the Company's counsel that Holtzman would participate in the Financing Transaction with Prentice."

16.	The last paragraph under Section 1 "Special Factors (Background of the Offer; Past Contacts and Negotiation with Whitehall") is hereby amended and supplemented by adding the following information:

"The Investors determined that the appropriate price to be offered in connection with their revised proposal was $1.60 per share since it represented a significant premium above the Newcastle Tender Offer."

17.	The fifth and 10th bullet under the second paragraph in Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase are hereby amended and restated in their entirety, respectively, as follows:

"• the depressed market price of the shares of Common Stock, which had closed as high as $7.85 and as low as $0.75 during the last completed fiscal year, based on Whitehall's materially weaker financial results for the past several years;"

"• effective October 28, 2005, the Common Stock was suspended from trading on the New York Stock Exchange (the "NYSE") which has led to less liquidity in the market for the Common Stock. The decision was reached in view of the fact that the Company was not in compliance with the NYSE continued listing standards because its average market capitalization had been less than $25 million over a consecutive 30 trading-day period. The Company's Common Stock is now quoted in the Pink Sheets under the symbol "JWLR.PK" and has limited liquidity. The Offer therefore represents an opportunity for the Company's stockholders to monetize their investment promptly without regard to the limited liquidity currently experienced by the market for the Common Stock;"

18.	The first and third bullet under the fourth paragraph of Section 3 of "Special Factors," ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") are hereby amended and supplemented to include the following statements at the end thereof, respectively:

"The Purchaser Group was aware of the Duff & Phelps opinion but did not rely upon it in its determination of the substantive and procedural fairness of the Offer. The Purchaser Group did note, however, that the existence of a fairness opinion from a nationally recognized independent financial advisor supported the procedural fairness of the Offer."

"There is no relationship between at least a majority of the Board of Directors and either Whitehall or the Purchaser Group that would require related-party transaction disclosure under any applicable securities laws."

19.	The last paragraph in Section 3 of "Special Factors" ("Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger") of the Offer to Purchase is hereby amended and supplemented to include the following statement after the first sentence thereof:

"The Purchaser Group neither considered nor deemed relevant the going concern and liquidation values of the Common Stock because the Purchaser Group believed that factors related to historical market price, past performance and book value were more relevant to a determination of fairness. The Purchaser Group did not believe, particularly in light of the absence of any representative on the Whitehall Board of Directors, that it was necessary to retain their own fairness advisor given the Investors' expertise and experience in the industry."

20.	Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase is hereby amended and supplemented to include the following statement at the end of the fifth paragraph under the section entitled "Plans for Whitehall After the Offer and Merger:"

"or any amendments to Whitehall's certificate of incorporation, bylaws or other governing instruments, other than as provided in the Merger Agreement. Under the Merger Agreement, the certificate of incorporation and bylaws of the Surviving Corporation shall be identical to such constitutive documents of the Purchaser in effect at the Effective Time."

21.	The section entitled "Certain Effects of the Offer and Merger" in Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"As a result of the Offer, the direct and indirect interest of the Purchaser Group in Whitehall's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, the Purchaser Group's indirect interest in such items will increase to 100%, and the Purchaser Group will be entitled to all benefits resulting from that interest, including all income generated by Whitehall's operations and any future increase in Whitehall's value. Upon consummation of the Merger, the Purchaser Group's direct and indirect equity interests in the Company would increase to 100%.

Based on Whitehall's results for the nine months ended October 31, 2005, and assuming consummation of the Merger as of October 31, 2005, this increase would have resulted in the Purchaser Group's beneficial interest in Whitehall's net book value increasing from approximately $6,343,809.50 to approximately $24,829,000.00. The Purchaser Group will also bear the risk of losses generated by Whitehall's operations and any decrease in the value of Whitehall after the Merger.

Upon consummation of the Merger, Whitehall will become a privately held corporation. Accordingly, former stockholders of Whitehall will not have the opportunity to participate in the earnings and growth of Whitehall after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Whitehall will not face the risk of losses generated by Whitehall's operations or decline in the value of Whitehall after the Merger.

The Purchaser Group anticipates that following consummation of the Merger, the Whitehall Board will be reconstituted. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Whitehall to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Whitehall to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Whitehall. These provisions include the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Whitehall and persons holding "restricted securities" of Whitehall to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. In addition, termination of registration of the Shares under the Exchange Act would render the Sarbanes-Oxley Act of 2002 and the liability provisions of the Exchange Act inapplicable to the Company and the Company would no longer be required to certify the accuracy of its financial statements. The Purchaser currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger. Following the Merger, none of Whitehall's stockholders, other than the Purchaser Group, will be stockholders of Whitehall. As a result, the de-registration following the Merger will not adversely affect Whitehall's current public stockholders."

22.	Section 4 of "Special Factors" ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger") of the Offer to Purchase is hereby amended by deleting the second sentence under the section entitled "Plans for Whitehall After the Offer and Merger" and replacing it with the following statements:

"Subsequent to entering into the Financing Transaction, the Company deemed the Newcastle Tender Offer to be a Superior Proposal (as defined in the Merger Agreement) to the Financing Transaction. Although the Investors discussed with the Company the possibility of making a tender offer in conjunction with the Financing Transaction, such alternative was not deemed by the Company and its financial advisors to be superior relative to the Newcastle Tender Offer. Therefore, the parties ultimately decided to abandon the issuance and sale of the notes and entered into the Merger Agreement which, subject to its terms, provided for the Offer and the Merger."

23.	The following is hereby inserted after the seventh row in the table contained in Section 8 of the Offer to Purchase entitled "Special Factors" ("Security Ownership of Certain Beneficial Owners"):

"Holtzman Advisors, LLC (4)	1,055,716	6.30%
SH Independence, LLC (4)	1,055,716	6.30	%"

24.	The seventh sentence in the first paragraph of Section 9 of the Offer to Purchase entitled "Special Factors" ("Certain Information Concerning the Purchaser Group") is hereby amended and restated in its entirety as follows:

"The principal business of each of Michael Zimmerman and Jonathan Duskin is to act as a principal of Prentice."

25.	The third sentence in the first paragraph of Section 10 of the Offer to Purchase entitled "Special Factors" ("The Purchaser Group's Relationship with Whitehall") is hereby amended and restated in its entirety as follows:

"On or about October 2, 2005, Prentice advised the Company's counsel that Holtzman would participate in the Financing Transaction with Prentice."

26.	Section 11 of "Special Factors" ("The Merger Agreement") is hereby amended and supplemented to add the following statement after the third sentence under the paragraph entitled "Stock Options:"

"All options not exercised will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld by applicable law, other than Options held by Robert Baumgardner which will be treated in accordance with the terms of his employment agreement. "

27.	The first bullet under the section entitled "Conditions to the Merger" in Section 11 of "Special Factors" ("The Merger Agreement") is hereby amended and restated in its entirety as follows:

"Prentice, Holdco, Holtzman and the Purchaser or any affiliate of either of them shall have purchased Shares pursuant to the Offer that together with Shares otherwise owned by the Purchaser and its affiliates represent at least the Minimum Condition (unless such Minimum Condition has been waived by the Purchaser but only with the prior written consent of the Company);"

28.	The phrase "as soon as legally permitted to do so under applicable law" in the sixth paragraph and first paragraph of Sections 1 and 2 of "The Tender Offer," ("Terms of the Offer" and "Acceptance for Payment and Payment for Shares"), respectively, is hereby deleted in its entirety and replaced with the word "promptly."

29.	The first sentence under Section 4 "The Tender Offer" ("Withdrawal Rights") of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"Tenders of Shares made pursuant to the Offer may be withdrawn (1) at any time prior to the Expiration Date (as it may be extended), (2) after April 10, 2006 if the Shares have not been accepted for payment or exchange prior to that date and (3) if the Offer is terminated without any Shares being purchased."

30.	The phrase "is for general information only and" in Section 5 "The Tender Offer" ("Material United States Federal Income Tax Consequences") of the Offer to Purchase is hereby deleted in its entirety.

31.	The last sentence in the first paragraph under Section 7 "The Tender Offer" (Certain Information Concerning Whitehall") is hereby deleted in its entirety and replaced with the following sentence:

"Although the Purchaser Group does not have any knowledge that would indicate that any of the statements contained herein based on such information was untrue, the Purchaser Group has not independently verified the accuracy or completeness of such information, or can verify any failure by Whitehall to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser Group."

32.	Section 11 of the Offer to Purchase entitled "Tender Offer" ("Conditions to the Offer") is hereby amended and supplemented to include the following information following the last bullet point paragraph therein as follows:

"In order to satisfy the Minimum Condition 4,117,095 Shares (exclusive of Shares beneficially owned by the Purchaser Group) must be tendered and not validly withdrawn prior to the expiration of the Offer. As of February 21, 2006, 698,027 Shares have been tendered and not validly withdrawn."

33.	The second sentence of the last paragraph in Section 11 of the Offer to Purchase entitled "Tender Offer" ("Conditions to the Offer") is hereby amended and restated in its entity and as follows:

"Purchaser, Holtzman and Prentice expressly reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition which may only be waived with the prior written consent of the Company, and to make any change in the terms of or conditions to the Offer (but only subject to and in accordance with the Merger Agreement)."

34.	The second sentence in the introductory paragraph to Schedule I of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"Prentice and Holtzman own directly 75% and 25% of the shares of common stock, par value $0.01 per share of Holdco, respectively."

The following information is hereby added to Schedule I of the Offer to Purchase, directly under the caption "Holtzman Opportunity Fund, L.P.":

"Holtzman Financial Advisors, LLC SH Independence, LLC"

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2006

HOLTZMAN OPPORTUNITY FUND, L.P.
By: Holtzman Financial Advisors, LLC, its General Partner
By: SH Independence, LLC, its Managing Member
By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Sole Member
HOLTZMAN FINANCIAL ADVISORS, LLC
By: SH Independence, LLC, its Managing Member
By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Sole Member
SH INDEPENDENCE, LLC
By:/s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Sole Member
PRENTICE CAPITAL MANAGEMENT, LP
By: /s/ Michael Weiss
Name: Michael Weiss
Title: Chief Financial Officer
WJ ACQUISITION CORP.
By: /s/ Michael Weiss
Name: Michael Weiss
Title: Vice President

WJ HOLDING CORP.
By: /s/ Michael Weiss
Name: Michael Weiss
Title: Vice President
PWJ LENDING LLC
By: /s/ Jonathan Duskin
Name: Jonathan Duskin
Title: Managing Director
PWJ FUNDING LLC
By: Prentice Capital Management, LP, its Manager
By: /s/ Michael Weiss
Name: Michael Weiss
Title: Chief Financial Officer
/s/ Michael Zimmerman
Michael Zimmerman
/s/ Jonathan Duskin
Jonathan Duskin
/s/ Seymour Holtzman
Seymour Holtzman